SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO

                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                                  Lumenis Ltd.

         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                             ----------------------

       Options to Purchase Ordinary Shares, Par Value NIS 0.10 per share, with an exercise price equal to $6.00 per share or more

                         (Title of Class of Securities)

                             ----------------------

                                   M6778Q 10 5
                      (Cusip Number of Class of Securities)
                          (Underlying Ordinary Shares)

                             ----------------------

                                  Kevin Morano
              Executive Vice President and Chief Financial Officer

                                  Lumenis Ltd.
                                 375 Park Avenue
                            New York, New York 10152
                                  212-515-4180
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                            Stephen B. Kaplitt, Esq.
                            Executive Vice President,
                           General Counsel & Secretary
                                 375 Park Avenue
                            New York, New York 10152
                                  212-515-4180

                            Calculation of Filing Fee

================================================================================
           Transaction valuation*                Amount of filing fee
                 $3,403,516                             $275.35
================================================================================

      * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,140,527 Ordinary Shares, par value NIS
0.10 per above, of Lumenis Ltd. with a price of $6.00 or more, having an aggregate value of $3,403,516 as of March 24, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

      |_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.            Filing party: Not applicable.

Form or Registration No.: Not applicable.          Date filed: Not applicable.

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_| third party tender offer subject to Rule 14d-1.

      |X| issuer tender offer subject to Rule 13e-4.

      |_| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

      INTRODUCTORY NOTE

      This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Lumenis Ltd., an Israeli company ("Lumenis"), to eligible option holders to exchange all outstanding options to purchase ordinary shares of Lumenis granted under the 1999 Share Option Plan (the "1999 Plan"), the 2000 Share Option Plan (the "2000 Plan") and any other option plan of the Company (collectively the "Plans"), that have an exercise price per share equal to $6.00 or more ("Eligible Options"), for new options to purchase Ordinary Shares (the "New Options"). Lumenis intends to grant the New Options within two business days after the expiration date of the exchange offer, or as soon as practicable thereafter (the "Date of Grant"). The New Options will be granted under the 1999 Plan and 2000 Plan, and for Israeli employees that are option holders, the Israel 2003 Option Plan ("Israel Plan"). The exercise price per Ordinary Share of the New Options will equal the closing price of Lumenis' Ordinary Shares as reported on the NASDAQ National Market ("NASDAQ") on the date of grant of the New Options.

      The New Options will have the terms set forth in, and the tender, acceptance, cancellation and exchange of Eligible Options will be effected in accordance with and subject to the conditions described in, the Offer to Exchange, dated March 28, 2003 (the "Offer to Exchange") and the attachments thereto. The Offer to Exchange is attached to this Schedule TO as Exhibit (a)(i) and together with other related documents attached as exhibits, as they may be amended or supplemented from time to time, constitute the "Offer".

      Eligible option holders include all option holders who are employees or officers of Lumenis or its subsidiaries, as well as consultants of Lumenis that are members of its medical advisory board ("Advisory Group"). The Offer does not include members of the Board of Directors. Any option holder who does not have a continuing relationship as an employee or is not a member of the Advisory Group of Lumenis, its subsidiaries or any successor company in a merger or acquisition (as applicable) through the date of grant of the New Options will not be eligible to receive a New Option.


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

Item 1. Summary Term Sheet

      The information set forth under "Summary Term Sheet" of the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) The name of the issuer is Lumenis Ltd. (the "Company", or "Lumenis"), an Israeli company. Lumenis' principal executive offices are located at Yokneam Industrial Park, Yokneam, 20692, Israel, and its telephone number is 972 - 4 - 959-9000.

      (b) The information set forth in Section 8 ("Source and Amount of Consideration; Terms or New Options") of the Offer to Exchange is incorporated herein by reference.

      (c) The information set forth in Section 7 ("Price Range of Ordinary Shares") of the Offer to Exchange is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a) Lumenis is both the filing person and the subject company. The information set forth in Item 2(a) above, Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options" and Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) The information set forth in the Offer to Exchange under "Summary of Terms", Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options"), Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Material Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

      (b) The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (e) The information set forth in Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") of the Offer to Exchange is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

      (a) The information set forth in Section 2 ("Purpose of the Offer") of the Offer to Exchange is incorporated herein by reference.

      (b) The information set forth in Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") of the Offer to Exchange is incorporated herein by reference.

      (c) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

      (a) The information set forth in Section 8 ("Source and Amount of Consideration; Terms of New Options") of the Offer to Exchange is incorporated herein by reference.


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

      (b) The information set forth in Section 6 ("Conditions of the Offer") of the Offer to Exchange is incorporated herein by reference.

      (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

      (a) The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") of the Offer to Exchange is incorporated herein by reference.

      (b) The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") of the Offer to Exchange is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

      (a) The information set forth in Section 14 ("Fees and Expenses") of the Offer to Exchange is incorporated herein by reference.

Item 10. Financial Statements.

      (a) The summary financial information set forth in the Offer to Exchange under Section 15 ("Information About Us"), and the audited annual financial statements (including notes thereto) set forth on pages F-1 through F-50 of Lumenis' Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (which may be inspected and copies obtained as set forth in said Section 15 of the Offer to Exchange), are incorporated herein by reference.

      (b) Not applicable.

Item 11. Additional Information.

      (a) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

      (b) Other than as disclosed in this Schedule TO, none.


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

Item 12. Exhibits

      Exhibit
      Number      Description
      -------     -----------

      (a)(i)      Offer to Exchange, dated March 28, 2003

      (a)(ii)     Letter to Lumenis employees\Members of Advisory Groups

      (a)(iii)    Election Form

      (a)(iv)     Withdrawal Form

      (a)(v)      Form of Report of Eligible Options

      (a)(vi)     Form of Receipt of Election Form

      (a)(vii)    Form of Election and Grant Confirmation

      (a)(viii) Lumenis Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "2002 Form 10-K"), filed with the Securities and Exchange Commission on March 28, 2002 and incorporated herein by reference.

      (a)(ix)     Press Release

      (b)         Not applicable

      (d)(i)      1999 Share Option Plan (incorporated by reference to Exhibit
                  10.1 to the Lumenis Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the "2001 Form 10-K") and incorporated herein by reference.)

      (d)(ii)     2000 Share Option Plan (incorporated by reference to Exhibit
                  10.2 to the 2001 Form 10-K)

      (d)(iii)    Israel 2003 Share Option Plan (incorporated by reference to
                  Exhibit 10.3 to the 2002 Form 10-K)

      (d)(iv)     Form of Grant Letter to Israeli Employees

      (d)(v)      Form of Grant Letter to Israeli Members of Advisory Group

      (d)(vi) Form of Grant Letter to Non-Israeli Employees and Advisory Group Members

      (d)(vii) Form of Option Agreement between Lumenis Ltd. and Israeli employees

      (d)(viii)   Form of Option Agreement with non-Israeli employees

      (d)(ix)     Form of Option Agreement with Advisory Group Members

      (g)         None

      (h)         None

Item 13. Information Required by Schedule 13E-3.

      Not applicable


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        LUMENIS  LTD.


                                        By: /s/ Kevin Morano
                                            Name:  Kevin Morano
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

Date: March 28, 2003

                                INDEX TO EXHIBITS

      Exhibit
      Number      Description
      -------     -----------

      (a)(i)      Offer to Exchange, dated March 28, 2003

      (a)(ii)     Letter to Lumenis employees\Members of Advisory Groups

      (a)(iii)    Election Form

      (a)(iv)     Withdrawal Form

      (a)(v)      Form of Report of Eligible Options

      (a)(vi)     Form of Receipt of Election Form

      (a)(vii)    Form of Election and Grant Confirmation

      (a)(viii) Lumenis Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "2002 Form 10-K"), filed with the Securities and Exchange Commission on March 28, 2002 and incorporated herein by reference.

      (a)(ix)     Press Release

      (b)         Not applicable

      (d)(i)      1999 Share Option Plan (incorporated by reference to Exhibit
                  10.1 to the Lumenis Ltd. Annual Report on Form 10-K) for the fiscal year ended December 31, 2001 (the "2001 Form 10-K") and incorporated herein by reference.)

      (d)(ii)     2000 Share Option Plan (incorporated by reference to Exhibit
                  10.2 to the 2001 Form 10-K

      (d)(iii)    Israel 2003 Share Option Plan (incorporated by reference to
                  Exhibit 10.3 to the 2002 Form 10-K)

      (d)(iv)     Form of Grant Letter to Israeli Employees

      (d)(v)      Form of Grant Letter to Israeli Members of Advisory Group

      (d)(vi) Form of Grant Letter to Non-Israeli Employees and Advisory Group Members

      (d)(vii) Form of Option Agreement between Lumenis Ltd. and Israeli employees

      (d)(viii)   Form of Option Agreement with non-Israeli employees

      (d)(ix)     Form of Option Agreement with Advisory Group Members

      (g)         None

      (h)         None


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